For the six months ended (a) 8/31/96
File number (c) 811-3712

                        SUB-ITEM 77Q1(a)
                      Amendment to By-Laws

     At a meeting duly called and held on July 10, 1996 the Board of Directors amended Article II, Section 1 of the
By-Laws to read
as follows:

     Section 1. Number and Tenure of Office. The business and affairs of the Corporation shall be conducted and managed by a Board of Directors of not less than three nor more than twelve directors, as may be determined from time to time by vote of a majority of Directors then in office, provided that if there is no stock outstanding the number of Directors may be less than three but not less than one. Directors need not be stockholders.